Exhibit 99.1

Voting Results of 2026 Annual General Meeting

At Legend Biotech Corporation’s (the “Company”) annual general meeting of shareholders held on September 24, 2026 (the “AGM”), the Company’s shareholders:

•	received the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2025;
•	ratified the appointment of Ernst & Young LLP as the Company’s independent auditor for the fiscal year ending December 31, 2026;
•	re-elected each of Mr. Robin Meng, Dr. Corazon D. Sanders, Dr. Li Mao and Dr. Peter Salovey to serve as a Class III director for a three-year term;
•	approved the amendment and restatement of the Company’s 2020 Restricted Shares Plan to increase the aggregate number of ordinary shares reserved for issuance by 19,100,000 ordinary shares; and
•	authorized each of the directors and officers of the Company to take any and every action that might be necessary to effect the forgoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

A total of approximately 330,199,682 ordinary shares, including those underlying ADSs, representing approximately 84.9% of the 388,976,826 ordinary shares issued and outstanding as of August 17, 2026, the record date, were present in person or by proxy at the AGM. The results of the votes are as follows:

	For		Against		Abstain
Resolutions	Votes	%	Votes	%	Votes	%
Reception of Audited Financial Statements	329,998,122	84.837%	110,480	0.028%	91,080	0.023%
Ratification of appointment of Ernst & Young LLP as Independent Auditor for Fiscal Year 2026	329,955,758	84.827%	144,190	0.037%	99,734	0.026%
Election of Directors
Mr. Robin Meng (Class III)	273,381,862	70.282%	56,768,390	14.594%	49,430	0.013%
Dr. Corazon D. Sanders (Class III)	326,472,036	83.931%	3,681,710	0.947%	45,936	0.012%
Dr. Li Mao (Class III)	328,120,942	84.355%	1,999,436	0.514%	79,304	0.020%
Dr. Peter Salovey (Class III)	328,187,592	84.372%	1,967,750	0.506%	44,340	0.011%
Amendment and Restatement of 2020 Restricted Shares Plan	279,130,008	71.760%	20,732,988	5.330%	30,336,686	7.799%
Authorization of Directors and Officers	328,624,268	84.484%	1,441,908	0.371%	133,506	0.034%